SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

FIN Capital Management LLC

336 West 37th Street, Suite 200

New York, NY 10018

Attention: Ryan Voerg

(646) 907-5217

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS FIN Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 380,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 380,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS FIN Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 380,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 380,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS Finn Management GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 380,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 380,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS Brian A. Finn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 380,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 380,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

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Explanatory Note

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by FIN Capital Partners LP, Finn Management GP LLC, FIN Capital Management LLC and Mr. Brian A. Finn (collectively, the “Reporting Persons”) on October 30, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

FCP invested a total of approximately $1.6 million to purchase 380,000 Shares. The source of funds was FCP’s capital available for investment. FCP may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

On November 2, 2020, the Equity Commitment Parties entered into the Second Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Second A&R Coordination Agreement”), by and among the Equity Commitment Parties, Honeywell and the Consenting Noteholders (as defined therein), in anticipation of submitting an alternative proposal for a plan of reorganization (the “Proposed Plan”) to the Company. The Second A&R Coordination Agreement amended and restated the A&R Coordination Agreement, entered into by the Equity Commitment Parties and Honeywell on October 20, 2020, to provide that the Consenting Noteholders will receive payment in full in cash of (1) all outstanding principal and accrued and unpaid interest under the 5.125% senior secured notes (the “Senior Notes”) at the contractual non-default rate plus (2) $15 million on account of claims arising under, derived from, or based on the applicable premium (as defined in the relevant indenture). The Proposed Plan has not been approved by the Company and is subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the Second A&R Coordination Agreement, or at all. The foregoing description of the Second A&R Coordination Agreement is qualified in its entirety by the terms and conditions of Second A&R Coordination Agreement, which is filed as Exhibit 99.1 hereto.

The Shareholder Parties by themselves or with the Equity Commitment Parties, Honeywell and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties, Honeywell and the Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act, and any amendments thereto, containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. As of the date of this Amendment No. 1, based on information provided by the other Equity Commitment Parties, Honeywell and the Consenting Noteholders, the Reporting Persons believe that the Equity Commitment Parties, Honeywell and the Consenting Noteholders beneficially own in the aggregate 54.2% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

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Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this statement, the Reporting Persons beneficially own 380,000 Shares in the aggregate, representing 0.5% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

(b)	The Reporting Persons have sole voting power and sole investment power with respect to the Shares beneficially owned by the Reporting Persons.

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A.

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Second Amended and Restated Coordination Agreement, dated November 2, 2020, by and among the parties identified therein (incorporated by reference to Exhibit II to Oaktree Capital Management, L.P.’s Amendment No. 3 to Schedule 13D filed on November 3, 2020).

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2020

FIN Capital Partners LP

By:	Finn Management GP LLC General Partner

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Manager

Finn Management GP LLC

By:	/s/ Brian A. Finn
Name: Brian A. Finn
Title: Manager

FIN Capital Management LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Manager

/s/ Brian A. Finn
Brian A. Finn

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SCHEDULE A

Transactions in Shares effected by FCP in the last 60 days

(all purchases and sales effected on the OTC Pink Market)

Transaction Date	Transaction Type	Quantity	Price Per Share ($)
9/3/20	BUY	50000	3.26
9/4/20	BUY	10000	3.14
9/18/20	SELL	-110000	1.82
9/18/20	BUY	20000	2.13
9/22/20	BUY	10000	2.24
9/28/20	BUY	30000	2.11
9/29/20	BUY	40,000	2.69
10/20/20	BUY	139	3.37
10/30/2020	BUY	10,000	3.77